Exhibit 99.1

J-Star’s LITZMO Introduces ER-01: The Brand’s First Carbon Fiber Fat-Tire E-Assist Bicycle

Taichung City, Taiwan – December 23, 2025 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a leading provider of innovative carbon fiber and composite solutions serving diverse applications including personal sports equipment, healthcare products, automobile parts, resin systems, and research and development services, today announced that its premium urban mobility brand, LITZMO, has unveiled what is believed to be one of the world’s first carbon fiber fat-tire electric assist bicycles, ER-01. The ER-01 joins a growing line-up of LITZMO e-bikes, including the EM-05, EM-05 Pro, EM-05 EVO and EV-01.

Designed to redefine urban mobility, ER-01 combines lightweight carbon fiber construction with intuitive electric assistance, offering a refined riding experience tailored for modern city life. The ER-01 achieves a total weight of just 27 kg, making it one of the lightest complete E-bikes in its class. It is also the only model in the industry to feature a fully carbon-fiber construction across the frame, fork, and handlebar, significantly improving agility and overall riding comfort.

Sam Van, Chief Executive Officer of J-Star, commented, “J-Star continues to leverage our advanced carbon fiber technology to create innovative solutions, and LITZMO’s exciting ER-01 smart, electric bike is the latest example. With light-weight carbon fiber throughout, making the ER-01 remarkably light, riders can easily navigate city streets, enjoying the comfort of fat tires, the mobility of an e-bike, supported by smart features to improve convenience and safety.”

Key features of the ER-01 include:

●	Redefining Fat-Tire Urban Mobility: Fat tires provide unmatched stability, yet traditionally add significant weight. The ER-01 addresses this challenge by utilizing carbon fiber for the frame, fork, and handlebar, dramatically reducing weight while preserving ride confidence. This allows riders to lift, push, and park the bike with ease—an essential consideration for urban environments.
●	Design & Color Expression: ER-01 features a seamless one-piece carbon fiber silhouette, emphasizing clean lines and structural purity. The model is offered in three signature finishes: Ink Green, reflecting exploration and street culture; Pure Black, delivering minimalist strength through a matte finish; and Drift Blue, balancing calm and motion.
●	Smart Features for Everyday Life: The ER-01 comes equipped with the SMART Z App, enabling riders to locate their bike at any time, monitor battery status, review riding records, activate anti-theft tracking, and receive motion alerts. It also features a signature welcome light, a lower storage basket, and a rear seat storage bag.
●	Performance Highlights: Powered by a dedicated hub motor and a removable battery, the ER-01 offers up to 100 km of range, a maximum assisted speed of 25 km/h, and a responsive riding experience suited for urban travel. The lightweight carbon structure ensures natural handling and comfort across city streets.

More information can be found on LITZMO’s website, YouTube channel and Instagram.

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About J-Star Holding Co., Ltd.

J-Star (NASDAQ: YMAT) is a holding company with operations conducted through subsidiaries in Taiwan, Hong Kong, and Samoa with its headquarters in Taiwan. J-Star’s predecessor group was established in 1970, and has accumulated over 50 years of know-how in material composites industry. J-Star develops and commercializes the technology on carbon reinforcement and resin systems. With decades of experience and knowledge in composites and materials, J-Star is able to apply its expertise and technology to design and manufacture a great variety of lightweight, high-performance carbon composite products, ranging from key structural parts of electric bicycles and sports bicycles, rackets, automobile parts to healthcare products. Visit j-starholding.com and ymacorp.com to learn more.

About LITZMO

LITZMO is a light-mobility brand focused on redefining urban transportation through design, materials, and technology. By combining carbon fiber engineering with smart connectivity, LITZMO creates mobility solutions that integrate seamlessly into everyday city life. Backed by J-Star’s deep expertise and unmatched technical capabilities, LITZMO is dedicated to advancing the use of carbon fiber to create a new world where premium quality of life and sustainable development coexist.

Forward Looking-Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the final prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and J-Star specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com

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